UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 20, 2026
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On August 20, 2026, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on August 24, 2026 and is expected to be paid on August 24, 2026. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.066
Soapstone	$ 0.023
Pecan	$ 0.038
Patrick	$ 0.024
Plumtree	$ 0.037
Chaparral	$ 0.057
Splash	$ 0.044
Salem	$ 0.036
Malbec	$ 0.036
Luna	$ 0.045
Kingsley	$ 0.022
Holloway	$ 0.049
Badminton	$ 0.025
Mojave	$ 0.067
Wentworth	$ 0.088
Cupcake	$ 0.061
Basil	$ 0.057
Dewberry	$ 0.039
Roseberry	$ 0.031
Saddlebred	$ 0.024
Saturn	$ 0.045
Lennox	$ 0.039
Amber	$ 0.025
Limestone	$ 0.042
Jupiter	$ 0.053
Weldon	$ 0.017
Oly	$ 0.035
Matchingham	$ 0.038
Rooney	$ 0.025
Grant	$ 0.055
Davidson	$ 0.042
Vernon	$ 0.041
Murphy	$ 0.034
Dolittle	$ 0.044
Ribbonwalk	$ 0.037
Lovejoy	$ 0.036
Greenhill	$ 0.047
Chelsea	$ 0.020
Hadden	$ 0.043
Avebury	$ 0.047
Jack	$ 0.014
Gardens	$ 0.049
Lanier	$ 0.039
McGregor	$ 0.039
Point	$ 0.035
Roxy	$ 0.024
Heron	$ 0.026
Stonebriar	$ 0.042
Heritage	$ 0.042
Magnolia	$ 0.025
Rosewood	$ 0.041
Apollo	$ 0.024
Wildwood	$ 0.048
Abbington	$ 0.036
Nugget	$ 0.029
Pearl	$ 0.027
Hines	$ 0.035
Ritter	$ 0.032
Holcomb	$ 0.033
Latte	$ 0.031
Lookout	$ 0.033
Reynolds	$ 0.033
Kennesaw	$ 0.038
Pioneer	$ 0.033
June	$ 0.026
Osprey	$ 0.026
Riverwalk	$ 0.031
Folly	$ 0.018
Clover	$ 0.039
Dolly	$ 0.034
Kenny	$ 0.028
Creekside	$ 0.026
Willow	$ 0.024
Wilson	$ 0.014
Daisy	$ 0.028
Conway	$ 0.026
Belle	$ 0.013
Chitwood	$ 0.030
Spring	$ 0.039
Highland	$ 0.034
Wellington	$ 0.028
Braxton	$ 0.034
Camino	$ 0.038
Winston	$ 0.034
Richardson	$ 0.037
Cumberland	$ 0.024
Taylor	$ 0.027
Jill	$ 0.021
Marietta	$ 0.022
Mae	$ 0.016
Shallowford	$ 0.014
Cypress	$ 0.016
Harrison	$ 0.036
Piedmont	$ 0.039
Kessler	$ 0.032
Eagle	$ 0.028
Goose	$ 0.023
Gretal	$ 0.035
Mimosa	$ 0.038
Redondo	$ 0.021
Chickamauga	$ 0.042
Brooklyn	$ 0.035
Regency	$ 0.032
Sunnyside	$ 0.044
Korin	$ 0.057
Dops	$ 0.045
Tuscarora	$ 0.037
Salinas	$ 0.046
Hansard	$ 0.034
Jefferson	$ 0.050
Marie	$ 0.051
Belvedere	$ 0.048
Martell	$ 0.036
Mycroft	$ 0.044
Longwoods	$ 0.022
Louis	$ 0.041
Fenwick	$ 0.041
Sims	$ 0.041
Osceola	$ 0.018
Augusta	$ 0.037
Cawley	$ 0.038
Foster	$ 0.045
Franklin	$ 0.011
General	$ 0.036
Marion	$ 0.031
Mary	$ 0.047
Onyx	$ 0.041
Palmer	$ 0.043
Porthos	$ 0.033
Simon	$ 0.042
Theodore	$ 0.047
Chinook	$ 0.037
Bergenia	$ 0.039
Felix	$ 0.017
Ellen	$ 0.041
Alvin	$ 0.050
Ballinger	$ 0.043
Eastwood	$ 0.051
Abernant	$ 0.044
Calvin	$ 0.049
Fletcher	$ 0.061
Hargrave	$ 0.038
Hobbes	$ 0.039
Irene	$ 0.052
Peterson	$ 0.040
Richmond	$ 0.038
Winchester	$ 0.029

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 20, 2026.

ARRIVED HOMES, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer